UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

David T. Kettig
Chief Operating Officer and Executive Vice President

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, NY 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Nicholas R. Williams

Per B. Chilstrom

Clifford Chance US LLP
31 West 52nd Street

New York, NY 10019-6131

(212) 878-3079

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000	$4,636

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $20.00 (the tender offer price) by 2,000,000, the estimated maximum number of shares of common stock, par value $1.00, of Independence Holding Company to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by .0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (and, together with any amendments and supplements thereto, the “Schedule TO”) relates to the offer by Independence Holding Company, a Delaware corporation (the “Company” or “IHC”), to purchase up to 2,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), at a price of $20.00 per Share, net to the seller in cash, without interest, less any applicable withholding tax (such price, or any different price per Share as may be paid, the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017, attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”), and in the related Letter of Transmittal, attached hereto as Exhibit (a)(1)(ii) (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase and the Letter of Transmittal, including all schedules and exhibits thereto, is hereby incorporated by reference in response to all of the items required in this Schedule TO and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)           Name and address. The name of the issuer is Independence Holding Company, a Delaware corporation, and the address of its principal executive office is 96 Cummings Point Road, Stamford, CT 06902. The telephone number for its principal executive office is (203) 358-8000.

(b)           Securities. This Schedule TO relates to the Shares. As of April 30, 2017, there were 16,377,756 shares of IHC common stock issued and outstanding.

(c)           Trading market and price. The information set forth in Section 7 “Price Range of IHC Common Stock; Dividends on IHC Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)           Name and address. The Company is the filing person and subject company. The business address and telephone of IHC is set forth above under Item 2(a). The names of the directors and executive officers of the Company set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” of the Offer to Purchase are incorporated herein by reference. The business address of each director and executive officer of the Company is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, CT 06902, and the business telephone number is (203) 358-8000.

Item 4. Terms of the Transaction

(a)           Material terms. The material terms of the transaction set forth in “Summary Term Sheet,” the “Introduction,” Section 1 “Number of Shares of IHC Common Stock; Purchase Price; Proration,” Section 2 “Purpose of the Offer; Certain Effects of the Offer; Other Plans,” Section 3 “Procedure for Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Purchase of Shares and Payment of Purchase Price,” Section 6 “Conditions of the Offer,” Section 7 “Price Range of IHC Common Stock; Dividends on IHC Common Stock,” Section 8 “Source and Amount of Funds,” Section 9 “Certain Information Concerning the Company,” Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock,” Section 13 “U.S. Federal Income Tax Consequences,” and Section 14 “Extension of Offer; Termination; Amendment” of the Offer to Purchase are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

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(b)           Purchases. The details regarding any purchases from an officer, director or affiliate of the Company set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” of the Offer to Purchase are incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements

(e)           Agreements involving the subject company’s securities. The information set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)           Purpose. The information set forth in Section 2 “Purpose of the Offer; Certain Effects of the Offer; Other Plans” of the Offer to Purchase is incorporated herein by reference.

(b)           Use of securities acquired. The information set forth in Section 2 “Purpose of the Offer; Certain Effects of the Offer; Other Plans” of the Offer to Purchase is incorporated herein by reference.

(c)           Plans. The information set forth in Section 2 “Purpose of the Offer; Certain Effects of the Offer; Other Plans” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a)           Source of funds. The information set forth in Section 8 “Source and Amount of Funds” and Section 15 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

(b)           Conditions. None.

(d)           Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” of the Offer to Purchase is incorporated herein by reference.

(b)           Securities Transactions. The information set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a)           Solicitations or recommendations. The information set forth in Section 15 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a)           Financial information. Not applicable. The financial statements are not considered material because (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

(b)           Pro forma information. Not applicable. Pro forma financial information is not considered material because (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information

(a)           Agreements, regulatory requirements and legal proceedings.

(a)(1) The information set forth in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning IHC Common Stock” in the Offer to Purchase is incorporated herein by reference. Additional information from future filings with the Securities and Exchange Commission (“SEC”) may be incorporated by reference herein by amending this Schedule TO. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) and will amend the Schedule TO to include documents that the Company may file with the SEC after the date of this Offer to Purchase pursuant to Sections 13(a), 13(c) and 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information set forth in Section 12 “Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable

(a)(5) The information set forth in Section 12 “Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated as of May 26, 2017.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Notice of Withdrawal of Tender for Individual Investors.

(a)(1)(v)	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies, Other Nominees and DTC Participants.

(a)(1)(vi)	Letter to Stockholders.

(a)(1)(vii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Other Nominees and DTC Participants.

(a)(5)(i)	News Release, dated May 26, 2017, announcing the Offer to Purchase.

(d)(i)	Retirement Benefits Agreement, dated as of September 30, 1991, as amended, between IHC and Roy T.K. Thung (filed as an Exhibit to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference; Amendment No. 1 filed as Exhibit 10(iii)(A)(4a) to Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference; Amendment No. 2 filed as Exhibit 10(iii)(4)(b) to our Current Report on Form 8-K filed with the SEC on June 22, 2005 and incorporated herein by reference; and Amendment No. 3 filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009 and incorporated herein by reference).

(d)(ii)	Officer Employment Agreement, dated as of May 11, 2011, between IHC and Roy T.K. Thung (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2011 filed with the SEC on May 12, 2011 and incorporated herein by reference).

(d)(iii)	Officer Employment Agreement, dated as of April 18, 2011, between IHC and Teresa Herbert (filed as Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(iv)	Officer Employment Agreement, dated as of April 18, 2011, among IHC, Standard Security Life and David Kettig (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(v)	Officer Employment Agreement, dated as of April 18, 2011, among IHC, Madison National Life Insurance Company, Inc. and Larry Graber (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(vi)	Officer Employment Agreement, dated as of May 25, 2011, among IHC, Standard Security Life and Gary John Balzofiore (filed as Exhibit 10.9 to Annual Report on Form 10-K filed with the SEC on May 22, 2017 and incorporated herein by reference).

(d)(vii)	Independence Holding Company 2016 Stock Incentive Plan, dated as of November 11, 2016 (filed as Appendix A to the Definitive Proxy Statement on Schedule 14A filed with the SEC on October 11, 2016 and incorporated herein by reference).

Item 13. Information Required by Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017	INDEPENDENCE HOLDING COMPANY

	By:	/s/ David T. Kettig
	Name:	David T. Kettig
	Title:	Chief Operating Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated as of May 26, 2017.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Notice of Withdrawal of Tender for Individual Investors.

(a)(1)(v)	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies, Other Nominees and DTC Participants.

(a)(1)(vi)	Letter to Stockholders.

(a)(1)(vii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Other Nominees and DTC Participants.

(a)(5)(i)	News Release, dated May 26, 2017, announcing the Offer to Purchase.

(d)(i)	Retirement Benefits Agreement, dated as of September 30, 1991, as amended, between IHC and Roy T.K. Thung (filed as an Exhibit to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference; Amendment No. 1 filed as Exhibit 10(iii)(A)(4a) to Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference; Amendment No. 2 filed as Exhibit 10(iii)(4)(b) to our Current Report on Form 8-K filed with the SEC on June 22, 2005 and incorporated herein by reference; and Amendment No. 3 filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009 and incorporated herein by reference).

(d)(ii)	Officer Employment Agreement, dated as of May 11, 2011, between IHC and Roy T.K. Thung (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2011 filed with the SEC on May 12, 2011 and incorporated herein by reference).

(d)(iii)	Officer Employment Agreement, dated as of April 18, 2011, between IHC and Teresa Herbert (filed as Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(iv)	Officer Employment Agreement, dated as of April 18, 2011, among IHC, Standard Security Life and David Kettig (filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(v)	Officer Employment Agreement, dated as of April 18, 2011, among IHC, Madison National Life Insurance Company, Inc. and Larry Graber (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on April 22, 2011 and incorporated herein by reference).

(d)(vi)	Officer Employment Agreement, dated as of May 25, 2011, among IHC, Standard Security Life and Gary John Balzofiore (filed as Exhibit 10.9 to Annual Report on Form 10-K filed with the SEC on May 22, 2017 and incorporated herein by reference).

(d)(vii)	Independence Holding Company 2016 Stock Incentive Plan, dated as of November 11, 2016 (filed as Appendix A to the Definitive Proxy Statement on Schedule 14A filed with the SEC on October 11, 2016 and incorporated herein by reference).